UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File No. 001-32210

NORTHERN DYNASTY MINERALS LTD.
(Translation of registrant’s name into English)

15th Floor – 1040 West Georgia Street
Vancouver, British Columbia, V6E 4H1, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [   ]

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this report on Form 6-K furnished to the SEC are expressly incorporated by reference into the Registration Statement on Form F-10 of Northern Dynasty Minerals Ltd. (File No. 333-229262), as amended and supplemented.

SUBMITTED HEREWITH

Exhibits
99.1	Form of Registration Rights Agreement (1)

99.2	Form of Special Warrant Certificate (1)

(1)	Incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on January 9, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN DYNASTY MINERALS LTD.

/s/ Trevor Thomas
Trevor Thomas
Secretary and General Counsel
Date: February 19, 2019